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February 23, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Ms. Jennifer Thompson

Re:                             Whole Foods Market, Inc.

Form 10-K for the Fiscal Year Ended September 27, 2015

Filed November 13, 2015

File No. 0-19797

Dear Ms. Thompson:

This letter is in response to your letter of February 9, 2016 concerning the above-referenced filing. On behalf of Whole Foods Market, Inc., we request an extension of 10 business days, until March 8, 2016, to respond to your letter. Thank you for your consideration of our request.

If you have any questions concerning the foregoing, please contact me at (202) 887-1563.

Sincerely,

/s/ David M. Lynn

David M. Lynn
Morrison & Foerster LLP

cc:                                Glenda Flanagan, Executive Vice President and Chief Financial Officer

Albert Percival, Senior Securities, Finance and Governance Counsel

Whole Foods Market, Inc.